Exhibit 4.22

Execution Copy
CONFIDENTIAL

Asset Purchase Agreement

by and among

SM2 Sports & Media Solutions LLC

Susanna Mandel-Mantello

and

RRsat America – Global Communications Network Inc.

Dated as of November 13, 2012

TABLE OF CONTENTS
Page
ARTICLE I DEFINITIONS		6
1.01	Definitions	6
ARTICLE II TRANSFER OF ASSETS		11
2.01	Acquired Assets	11
2.02	Excluded Assets	13
2.03	Assumed Liabilities; Excluded Liabilities	13
2.04	Purchase Price	13
2.05	Allocation of Purchase Price	13
2.06	Closing	14
ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER AND OWNER		16
3.01	Organization; Existence and Good Standing	16
3.02	Authorization and Enforceability	16
3.03	Vote Required	16
3.04	Governmental or Other Authorization	16
3.05	Non-Contravention	17
3.06	Title to Personal Property	17
3.07	Real Property	17
3.08	Litigation	17
3.09	Contracts; Teleport Purchase Agreement and Service Agreements	17
3.10	Compliance with Applicable Laws; Permits; FCC	18
3.11	Tax Matters	18
3.12	Intellectual Property	19
3.13	Employee Matters.	20

3.14	Benefit Plans; ERISA.	21
3.15	Financial Information	22
3.16	Absence of Certain Material Changes	23
3.17	Sufficiency of and Title to the Transferred Assets.	23
3.18	Customers and Suppliers	23
3.19	Condition of Equipment	23
3.20	Inventory	23
3.21	Environmental	24
3.22	Transactions with Related Parties	24
3.23	Advisory Fees	24
3.24	Disclosure	24
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		25
4.01	Organization; Existence	25
4.02	Authorization and Enforceability	25
4.03	Non-Contravention	25
4.04	Advisory Fees	25
ARTICLE V COVENANTS		25
5.01	Operation of the Business Prior to Closing	25
5.02	Access to Information; Cooperation	27
5.03	Confidentiality	27
5.04	Further Assurances; Consents	28
5.05	Filings with Governmental Authorities	28
5.06	Public Announcements	28
5.07	Tax Matters	28
5.08	Accounts Receivable	29

5.09	Accounts Payable	29
5.10	Refunds and Remittances	29
5.11	Bulk Sales Laws	29
5.12	Employee Matters	29
5.13	Notices of Certain Events	30
5.14	Noncompetition	31
5.15	No Shop	32
5.16	Right to Update Schedules	33
5.17	Change of Name	33
ARTICLE VI CONDITIONS TO CLOSING		33
6.01	Conditions to Obligations of Purchaser	33
6.02	Conditions to Obligations of Seller and Owner	35
ARTICLE VII INDEMNIFICATION		35
7.01	General Survival	35
7.02	Indemnification	36
7.03	Manner of Indemnification	38
7.04	Procedures for Indemnification – Third Party Actions	38
7.05	Procedure for Indemnification – Other Claims	39
7.06	Tax Classification of Indemnification Payments	39
7.07	Investigation	39
ARTICLE VIII TERMINATION		39
8.01	Grounds for Termination	39
8.02	Effect of Termination	40
ARTICLE IX MISCELLANEOUS		40
9.01	Notices	40

9.02	Amendments; Waivers	42
9.03	Expenses	42
9.04	Successors and Assigns	42
9.05	No Third Party Beneficiaries	42
9.06	Governing Law	42
9.07	Counterparts; Effectiveness	42
9.08	Entire Agreement	43
9.09	Captions	43
9.10	Severability	43
9.11	Submission to Jurisdiction	43
9.12	WAIVER OF JURY TRIAL	43
9.13	Specific Performance	43

Asset Purchase Agreement

Asset Purchase Agreement, dated as of November 13, 2012 (the "Agreement"), by and among SM2 Sports & Media Solutions LLC, a limited liability company organized under the laws of the State of Virginia (the "Seller"), Susanna Mandel-Mantello, a resident of the State of Connecticut and the sole owner of Seller (the "Owner"), and RRsat America – Global Communications Network Inc., a company organized under the laws of the State of Delaware (the "Purchaser"). Seller, Owner and Purchaser are sometimes referred to as the "Parties" and each individually as a "Party".  Each capitalized term shall have the meaning ascribed to such term in Article I or as otherwise defined herein.

Witnesseth:

Whereas, Seller desires to sell to Purchaser, and Purchaser desires to acquire from Seller, the Transferred Assets, and Purchaser is willing to assume the Assumed Liabilities, all upon the terms and conditions set forth in this Agreement;

Whereas, in connection with the closing of the transactions contemplated by this Agreement, Purchaser, Seller and Owner intend to enter into certain other agreements, including the Acquisition Documents;

Whereas, Owner, as Seller's sole member and sole manager, has, upon the terms and subject to the conditions set forth herein, (a) determined that this Agreement and the transactions contemplated hereby are desirable and in the best interests of the Seller, and (b) approved and adopted this Agreement and the transactions contemplated hereby, including the assignment of all of Seller's rights to purchase the WIT Teleport located at Washington D.C (the "Teleport"), pursuant to the Asset Sale Agreement, dated as of May 18, 2012 (the "Teleport Purchase Agreement"), by and between Seller and SES Americom, Inc. ("SES");

Whereas, prior to the execution of this Agreement, and as a condition and inducement to Purchaser's willingness to enter into this Agreement, SES has consented (i) to Seller's assignment to Purchaser of all of Seller's rights to purchase the Teleport pursuant to the Teleport Purchase Agreement and (ii) to the consummation of the Teleport Purchase Agreement by Seller; and

Whereas, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser's willingness to enter into this Agreement, Owner and Adrian Hepes are executing and delivering employment agreements, including non-competition and non-solicitation restrictions, the effectiveness of which are contingent upon the Closing (collectively, the "RRsat Employment Agreements").

Now, Therefore, in consideration of the foregoing premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.01              Definitions.  The following terms, as used herein, have the following meanings:

"Accounts Payable" means all accounts payable related to the Business that are owed to third parties and required to be set forth on a balance sheet based upon the books and records of Seller, for raw materials or supplies received by or services rendered to Seller and its Affiliates.

"Accounts Receivable" means all billed accounts receivable, notes receivable and other rights to payment related to the Business, owed to Seller and its Affiliates from third parties and required to be set forth on a balance sheet based upon the books and records of Seller, together with any unpaid interest, finance charges or fees accrued thereon or other amounts due with respect thereto, and any claim, remedy, security or other right related to any of the foregoing.

"Acquisition Documents" means this Agreement (together with the Exhibits and the Disclosure Letter) and the agreements, documents and instruments delivered by the Parties pursuant to Section 2.06, and in each case as modified, amended, supplemented, restated or renewed from time to time in accordance with their respective terms.

"Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person, and "Control" (including, with its correlative meanings, the terms "Controlling", "Controlled by" and "under common Control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Applicable Law" means any foreign or domestic, federal, territorial, state, provincial, local or municipal statute, law, ordinance, rule, administrative interpretation, regulation, order, permit, license, certificate, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to a Person or any of its subsidiaries or any of their respective properties, assets, officers, directors, employees, consultants or agents.

"Business" means the business presently conducted by Seller and its Affiliates, which consists of sport rights negotiations and satellite delivery for broadcasters worldwide.

"Business Day" means each day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

"Business Employees" means all of the employees of Seller who are listed in Section 3.13(a) of the Disclosure Letter, which lists all of the employees employed by Seller in the Business.

"Closing Date" means the date of the Closing.

"Code" means the US Internal Revenue Code of 1986, as amended.

                 "Competitive Activity" means an activity that is in material competition with Purchaser in any of the States within the United States, or countries within the world, in which Purchaser or any of its Affiliates conducts business with respect to a business in which Purchaser or any of its Affiliates engaged while Owner is employed by Purchaser or any of its Affiliates, and shall include without limitation, broadcasting, satellite services, occasional use services, data services, content management, media management, playout and production.

"Contract" means each written, oral or other contract, subcontract, agreement, option, lease, sublease, license, sublicense, sale order, purchase order, mortgage, indenture, understanding, arrangement, note, bond, franchise, insurance policy or other instrument of any kind, to which Seller or its Affiliate is a party or is otherwise bound.

"Employee Agreement" means each management, employment, severance, separation, settlement, consulting, contractor, change of control, relocation, repatriation, expatriation, loan, visa, work permit or other agreement, or Contract (including any offer letter which provides for any term of employment and any other agreement providing for compensation or benefits) between Seller and any Business Employee pursuant to which the Seller has or may have any current or future liabilities or obligations.

"Environmental Law" means any applicable domestic or foreign laws (including common laws), regulations, codes, ordinances, orders, permits, licenses, certificates,  and judgments relating to pollution, contamination, protection of the environment, or which prohibit, regulate, or control any Hazardous Substance or any Hazardous Substance Activity including, but not limited to those pertaining to reporting, licensing, permitting, investigation, remediating and cleaning up in connection with any presence or release, or the threat of the same, of Hazardous Substances.

"Equipment" means the equipment listed in Section 3.19 of the Disclosure Letter, including, without limitation, any equipment located at the Teleport, which represents all machinery, equipment, hardware, software, infrastructure, tools, laptops, all transportation and office equipment, computers, servers, communications and networking equipment, furniture, furnishings, fixtures, vehicles, materials, apparatus, implements, appliances, parts and supplies and other fixed assets and personal property owned or leased by Seller and used in connection with the Business, and in the case of any such items that are leased or licensed by Seller, Seller's leasehold interest therein.

"ERISA" means the US Employee Retirement Income Security Act of 1974, as amended.

"FCC" means the United States Federal Communications Commission or any successor agency.

"Governmental Approval" means an authorization, consent, approval, permit or license issued by, or a registration or filing with, or notice to, or waiver from, any Governmental Authority.

"Governmental Authority" means any domestic or foreign federal, territorial, state, provincial, local or municipal court, tribunal, legislature, executive or regulatory authority, agency or commission or other similar governmental, quasi-governmental or self regulatory entity, authority, organization or instrumentality, or any political or other subdivision, department or branch of any of the foregoing, including, without limitation, the FCC.

"Hazardous Substance" means any chemical, substance, emission, or material that has been designated by any Governmental Authority to be a pollutant, contaminant, dangerous substance, toxic, hazardous, radioactive, or otherwise a danger to health, reproduction or the environment.

"Hazardous Substance Activity" means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, labeling, exposure of others to, sale, or distribution of any Hazardous Substance or any product or waste containing a Hazardous Substance, or product manufactured with ozone depleting substances, including, without limitation, any required payment of waste fees or charges (including, but not limited to, so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

"Indebtedness" means with respect to any Person, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business consistent with past practice (other than the current liability portion of any indebtedness for borrowed money)); (c) all obligations of such Person under any financing leases or leases required to be capitalized in accordance with US GAAP; (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (e) all obligations of such Person under interest rate or currency swap or other hedging transactions or agreements (valued at the termination value thereof); (f) the liquidation value, accrued and unpaid dividends; prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock of such Person; (g) all obligations of the type referred to in clauses (a) through (f) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (h) all obligations of the type referred to in clauses (a) through (g) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

"Intellectual Property" means intellectual property rights and other similar proprietary rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction:

(a)           copyrights, industrial designs and registrations and applications therefor (collectively, "Copyrights") and mask work rights;

(b)           know-how, inventions, and other trade secrets, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other persons that can obtain economic value from its disclosure or use and excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights, mask work rights or Patents (collectively, "Trade Secrets");

(c)           patents and applications therefor, including continuation, divisional, continuation-in-part, or reissue patent applications and patents issuing thereon, and re-examinations and foreign counterparts thereof (collectively, "Patents"); and

(d)           trademarks, service marks, trade dress and trade names, including common law rights therein and registrations and applications therefor (collectively, "Trademarks").

"Inventory" means all raw materials, work-in-progress, finished goods, supplies, packaging materials, hardware, software, infrastructure and other inventories, wherever located (including any of the foregoing held at contract manufacturers, distributors, resellers and support or repair service providers), owned by Seller and used or held for use in connection with the Business.

"Knowledge" means with respect to Seller, the actual knowledge of Owner and Adrian Hepes and any knowledge such person would be reasonably expected to have in the course of performing her or his duties.

"Liability" means any direct or indirect liability or obligation of any kind, character or description, whether known or unknown, absolute or contingent, asserted or unasserted, fixed or unfixed, choate or inchoate, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, determined or determinable, or otherwise, and regardless of whether the same is required to be accrued or otherwise disclosed on financial statements.

"Lien" means, with respect to any asset, any mortgage, title defect or objection, lien, pledge, charge, security interest, encumbrance or hypothecation in respect of such asset.

"Loss" means any and all damages, fines, fees, Taxes, penalties, deficiencies, losses (including lost profits and diminution in value) and expenses, including interest, reasonable expenses of investigation, court costs, reasonable fees and expenses of attorneys, accountants and other experts, and other expenses of any action or proceeding or of any claim, default or assessment (such fees and expenses to include all fees and expenses, including reasonable fees and expenses of attorneys), incurred in connection with (a) the investigation, defense, settlement and discharge of any third party claim or (b) asserting or disputing any right under this Agreement or any of the Acquisition Documents against any party hereto, net of any insurance proceeds (if any) actually received (less any increase on the premiums paid for such insurance) and net of any Tax benefit actually realized.

"Material Adverse Effect" means any event, change, circumstance, effect or fact that, individually, or together with any other event, change, circumstance, effect or fact (a) has had or would reasonably be expected to have a material adverse effect on the business, capitalization, assets (whether tangible or intangible), Liabilities, employee relationships, customer relationships, condition (financial or otherwise) or results of operations (including cash flows) of the Business, Transferred Assets or Assumed Liabilities or (b) has had or would reasonably be expected to have a material adverse effect on the ability of Seller or Owner to perform their respective obligations under this Agreement or the other Acquisition Documents to which they will be a party or to consummate the transactions contemplated hereby or thereby.

"Permits" means the permits listed in Section 3.10 of the Disclosure Letter, which constitute all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for the ownership, lease, use and/or operation of the Transferred Assets and the carrying of the Business as currently conducted by Seller.

"Person" means an individual, corporation, partnership, association, limited liability company, trust, estate or other similar business entity or organization, including a Governmental Authority.

"Prepayments" means all prepaid assets required to be set forth on a balance sheet prepared in accordance with US GAAP paid by Seller exclusively in connection with the Business, and any claim, remedy, security or other right related to any of the foregoing.

"Pre-Closing Liabilities" means any Liability relating to facts, events or circumstances occurring prior to the Closing Date.

"Products" means those products and services of Seller listed in Section 1.01 of the Disclosure Letter.

"Registered IP" means all Transferred Patents, Transferred Trademarks and Transferred Copyrights issued by or registered with any Governmental Authority, including any pending applications to register any of the foregoing.

"Related Party" means (i) any of Seller's managers, members and executive officers, (ii) any individual directly related by blood or marriage to any of Seller's managers, members and executive officers and (iii) any Affiliate of any of the individuals referred to in clauses (i) or (ii).

"Service Agreements" means, collectively, the  agreements referred to in subsections 3, 4 and 5 of Section 3.05 of the Disclosure Letter.

"Taxes" means all foreign, federal, state, local and other net income, gross income, gross receipts, sales, use, value added, intangible, unitary, capital gain, transfer, franchise, profits, license, lease, service, service use, withholding, backup withholding, payroll, employment, estimated, excise, severance, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits or other taxes of any kind whatsoever imposed by a taxing authority, together with any interest and any penalties, and additions to tax with respect thereto.

"Tax Returns" means all returns (including information returns), declarations, reports, statements, information statements, forms or other documents (including any amendment thereof or any attachments or schedules thereto) filed or required to be filed with respect to any Tax.

"Transferred Copyrights" means the United States Copyright rights and worldwide equivalents owned by Seller and its Affiliates that are embodied exclusively in the Products or used exclusively in the Business and not embodied or used in or with any other product or service of Seller that is currently provided or is under development.

"Transferred Intellectual Property" means all of the Intellectual Property Rights owned by Seller or an Affiliate of Seller or licensed or sublicensed to Seller or an Affiliate of Seller, and held for use or used in the conduct of the Business, including the Transferred Copyrights, Transferred Patents, Transferred Trade Secrets and Transferred Trademarks.

"Transferred Patents" means the Patents owned by Seller and its Affiliates that are specifically identified in Section 3.12 of the Disclosure Letter and worldwide equivalents thereof.

"Transferred Trade Secrets" means the Trade Secrets owned by Seller and its Affiliates that are embodied in the Products or used in the Business.

"Transferred Trademarks" means those Trademarks identified in Section 3.12 of the Disclosure Letter.

"US GAAP" means generally accepted accounting principles as applied in the United States.

ARTICLE II

TRANSFER OF ASSETS

2.01              Acquired Assets.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall acquire from Seller and its Affiliates, and Seller shall sell, convey, transfer, assign and deliver to Purchaser, and shall cause its Affiliates to sell, convey, transfer, assign and deliver to Purchaser, free and clear of all Liens all of Seller's and its Affiliates' right, title and interest in, to and under, all the assets, properties and business, of every kind and description, owned, held or used in or arising from the conduct of the Business by Seller and its Affiliates, as the same shall exist on the Closing Date, including, without limitation, all right, title and interest of Seller in, to and under, the following assets (collectively, the "Transferred Assets"):

(a)          all customer agreements and arrangements for acquiring services  (written and oral) with respect to the Business;

(b)          the Transferred Intellectual Property, including, without limitation, the tradenames "SM2" and "SM2 Sports & Media Solutions" and any other abbreviation thereof;

(c)          all goodwill associated with the Business or the Transferred Assets, together with the right to represent to third parties that Purchaser is the successor to the Business;

(d)          all Inventory;

(e)          all Equipment;

(f)           all Permits;

(g)          all order and backlog lists;

(h)          all books, records, files and papers, whether in hard copy or computer format, related to, or used in, the Business, including engineering information, lists of present and former suppliers and customers, and any such documentation related to any Transferred Asset or Assumed Liability;

(i)           all collateral materials, brochures, manuals, promotional, marketing and advertising materials, sales materials, display materials and product information materials related to the Business;

(j)           all income, royalties, damages and payments due or payable to the Seller or any of its Affiliates relating to any of the Transferred Intellectual Property (including damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof, and any and all corresponding rights that, now or hereafter, may be secured);

(k)          the right to defend against claims that any of the Transferred Intellectual Property infringes the intellectual property rights of any third party;

(l)           the right to prosecute all patent applications and maintain all patent rights included in the Transferred Intellectual Property

(m)         rights under or pursuant to all warranties, representations and guarantees made by suppliers in connection with the Transferred Assets or services furnished to the Seller in connection therewith;

(n)          all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind related to the Business (excluding such that relate solely to Excluded Assets);

(o)          all payments received by Seller prior to the Closing Date and all Accounts Receivables with respect to services to be provided after the Closing Date; and

(p)          all Prepayments associated with Assumed Contracts or other Transferred Assets, or related to other Assumed Liabilities, other than Seller's Prepayments specified in Section 2.02(b) of the Disclosure Letter made with respect to the Teleport Purchase Agreement and Capacity Agreement.

2.02              Excluded Assets.  Notwithstanding the foregoing, Purchaser and Seller understand and agree that the following assets and properties of Seller (the "Excluded Assets") shall be excluded from the Transferred Assets and Seller and its Affiliates shall retain all of their right, title and interest in the following assets:

(a)          all Accounts Receivables due as of the Closing Date for services rendered by Seller prior to the Closing Date as set forth on Section 2.02(a) of the Disclosure Letter (as updated prior to the Closing Date);

(b)          Seller's Prepayments specified in Section 2.02(b) of the Disclosure Letter made with respect to the Teleport Purchase Agreement and Capacity Agreement;

(c)          all Plans (as defined in Section 3.14(a));

(d)          all causes of action, claims, demands, rights and privileges against third parties, whether liquidated or unliquidated, fixed or contingent, choate or inchoate that relate to any of the Excluded Assets or Excluded Liabilities;
(e)          all rights of Seller under this Agreement and the other Acquisition Documents;

(f)           all cash or cash equivalents on hand by, or held in any account of the, Seller, including all checking, savings, depository, or other accounts of the Seller, and all investments or investment accounts of the Seller;

(g)          all rights under any insurance policies of the Seller;

(h)          Seller’s limited liability charter, minute and record books, income tax returns and records, checkbooks and cancelled checks; and

(i)           the agreement, dated June 18, 2012, by and between the Seller and Marbella Equities, LLC.

2.03              Assumed Liabilities; Excluded Liabilities.  Purchaser shall assume no Pre-Closing Liability or any other Liability of the Seller or any of its Affiliates or otherwise, including, without limitation, any Liabilities pursuant to the agreement, dated June 18, 2012, by and between the Seller and Marbella Equities, LLC, any Pre-Closing Liabilities to the Owner and Adrian Hepes (the "Excluded Liabilities"), except that upon the terms and subject to the conditions of this Agreement, effective at the time of Closing, Purchaser shall assume (i) the Liabilities arising out of the Service Agreements, as set forth in Section 2.03 of the Disclosure Letter (as updated prior to Closing), (ii) the Liabilities arising after the Closing Date out of the customer contracts identified in Section 3.09 of the Disclosure Letter, solely with respect to services rendered by Purchaser after the Closing Date, and (iii) if elected in writing by Purchaser prior to the Closing Date, the Liabilities arising out of the Teleport Purchase Agreement (the "Assumed Liabilities").

2.04              Purchase Price. The aggregate purchase price payable by Purchaser to Seller for the Transferred Assets shall consist of cash in the amount of ONE MILLION U.S. Dollars ($1,000,000) (the "Purchase Price"), payable at the Closing -  $500,000 to the Segregated Bank Account as set forth in Section 2.07 below and $500,000 to be paid directly by Purchaser to New Skies Satellites B.V..

2.05              Allocation of Purchase Price. The Purchase Price shall be allocated among the Transferred Assets in accordance with Schedule 2.05.

2.06              Closing.  Subject to the provisions of this Agreement and unless this Agreement has been earlier terminated in accordance with Section 8.01, the closing of the purchase and sale of the Transferred Assets hereunder (the "Closing") shall take place at the offices of Roth Doner Jackson, PLC, 8200 Greensboro Drive, Suite 820, McLean, Virginia 22102  at 10:00 a.m., EDT, on the second Business Day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions with respect to actions the respective Parties shall take at the Closing itself), unless another time, date or place is agreed to in writing by the Parties.  Subject to Article VIII below, failure to consummate the Closing on the date and time and at the place designated pursuant to this Section 2.06 will not result in the termination of this Agreement and will not relieve any Party of any obligations under this Agreement.  All transactions occurring at the Closing shall be deemed to take place simultaneously, and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered.  At the Closing:

(a)          Purchaser shall pay the Purchase Price, by a wire transfer of immediately available funds to the Segregated Bank Account (as defined in Section 2.07);

(b)          Seller shall execute and deliver to Purchaser a tax receipt for the Purchase Price;

(c)          Except for the Equipment, which is at the locations set forth in Section 3.19 of the Disclosure Letter, Seller shall deliver to Purchaser physical possession of the Transferred Assets and in the case of intangible assets, in format, structure and media reasonably requested by Purchaser;

(d)          Seller shall execute and deliver to Purchaser the Bill of Sale and Assignment and Assumption Agreement in substantially the form of Exhibit A and such additional bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the Parties and their respective counsel shall deem reasonably necessary or appropriate to vest in Purchaser all right, title and interest in, to and under the Transferred Assets;

(e)          Seller and Purchaser shall execute and deliver the Assignment of Patents, Trademarks, Copyrights and Domain Names in substantially the form of Exhibit B;

(f)           Purchaser shall deliver to Seller a waiver of any remaining payment obligation pursuant to the Purchaser invoices listed in Section 2.06(f) of the Disclosure Letter for the aggregate amount of $168,441;

(g)          Seller shall deliver to Purchaser a true and complete copy, certified by the manager of the Seller, of the resolutions duly and validly adopted by the Owner, as the sole member and sole manager of the Seller, evidencing its authorization of the execution and delivery of this Agreement, the Acquisition Documents and the consummation of the transaction set forth herein and therein;

(h)          Seller shall deliver to Purchaser a copy of each of the consents listed in Section 6.01(g) of the Disclosure Letter that has been obtained by Seller;

(i)           Seller shall deliver to Purchaser the certificate of a duly authorized manager of Seller required by Section 6.01(k);

(j)           Seller shall execute and deliver to Purchaser the Teleport Purchase Option in substantially the form of Exhibit C (the “Teleport Purchase Option”), pursuant to which Seller grants Purchaser an option to cause Seller to consummate the Teleport Purchase Agreement and thereafter transfer the Teleport to Purchaser as set forth in the form of Teleport Purchase Option; and

(k)          Seller and Purchaser shall execute and deliver such further instruments and documents as may be required to be delivered by Seller or Purchaser pursuant to the terms of this Agreement in connection with the Closing of the transactions or to complete the transfer of the Transferred Assets to Purchaser.

2.07              Segregated Account.

(a)          On the Closing Date, Purchaser shall pay $500,000 of the Purchase Price, in immediately available funds, to a newly established bank account for the benefit of Seller and Purchaser (the "Segregated Bank Account").  The funds in the Segregated Bank Account shall be used solely for the purpose of paying outstanding Liabilities of Seller as of the Closing Date, as detailed in Section 2.07 of the Disclosure Letter.  No action may be taken in the Segregated Bank Account without the prior written approval of at least two of the following individuals: Avi Cohen, Ohad Har-Lev and Susanna Mandel-Mantello.

(b)          Seller shall use its best efforts to settle and/or repay the Liabilities set forth in Section 2.07 of the Disclosure Letter within 180 days after the Closing Date (the "Cut-off Date").  Seller shall deliver to Purchaser an updated schedule of Section 2.07 of the Disclosure Letter every 15 days, commencing on the Closing Date and ending on the date the Segregated Bank Account is closed, reflecting any changes in the Liabilities of Seller that were outstanding on the Closing Date and listed in such Schedule on the Closing Date.

(c)          No later than three (3) Business Days after the Cut-off Date, Seller shall deliver to Purchaser an updated schedule of Section 2.07 of the Disclosure Letter as of the Cut-off Date (the "Cut-off Date Schedule").

(d)          To the extent the balance of the Segregated Bank Account as of the Cut-off Date exceeds the aggregate outstanding Liabilities set forth in the Cut-off Schedule (such excess is referred to herein as the "Balance"), such Balance shall be allocated between Seller and Purchaser as follows:

(i)            100% of any amount in excess of $300,000 shall be paid to Seller;

(ii)           50% of any amount between $0 and $300,000 shall be paid to Seller ; and

(iii)          50% of any amount between $0 and $300,000 shall be paid to Purchaser.

(e)          Following the payment of all amounts due pursuant to Section 2.07(d) above, Seller and Purchaser shall take all actions necessary to promptly close the Segregated Bank Account.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND OWNER

As an inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Seller and the Owner, jointly and severally, hereby represent and warrant to the Purchaser, as of the date of this Agreement and as of the Closing Date, that, except as specifically qualified by an exception or disclosure set forth in the letter dated the date hereof and delivered on the date hereof by Seller to Purchaser and as may be updated as provided in Section 5.16, which relates to this Agreement and is designated therein as the Disclosure Letter (the "Disclosure Letter"):

3.01              Organization; Existence and Good Standing.  Seller (a) is a limited liability company duly organized and validly existing under the laws of the State of Virginia, (b) has all requisite power and authority required to carry on the Business as now being conducted and to own and operate the properties and assets the Business it now owns and uses, and (c) Seller is qualified to conduct business and is in good standing in each jurisdiction in which it is required to be so qualified in the conduct of its Business.  Section 3.01 of the Disclosure Letter sets forth a list of all jurisdictions in which Seller is duly qualified or authorized to do business as a foreign corporation.

3.02              Authorization and Enforceability.

(a)           The execution, delivery and performance by the Seller of this Agreement and the other Acquisition Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, are within Seller's powers and have been duly authorized by all necessary action.

(b)           This Agreement has been and, when executed at the Closing, the other Acquisition Documents to which it is a party will have been, duly and validly executed by Seller and, assuming the due execution and delivery of this Agreement and the other Acquisition Documents to which it is a party by Purchaser, will constitute legal, valid and binding agreements of Seller, enforceable against Seller in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

(c)           This Agreement has been and, when executed at the Closing, the other Acquisition Documents to which she is a party will have been, duly and validly executed by Owner and, assuming the due execution and delivery of this Agreement and the other Acquisition Documents to which she is a party by Purchaser, will constitute legal, valid and binding agreements of Owner, enforceable against Owner in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

3.03              Vote Required.  The affirmative vote of the Owner as the sole member and sole manager of the Seller is the only vote required to approve and adopt this Agreement on behalf of Seller and approve the transactions contemplated hereby by the Seller, including the assignment to Purchaser of all of Seller's rights to purchase the Teleport pursuant to the Teleport Purchase Agreement.

3.04              Governmental or Other Authorization.  The execution, delivery and performance by Seller and Owner of this Agreement and the other Acquisition Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, require no action or Governmental Approval from any Governmental Authority or any other Person, except for any Governmental Approval or other approval set forth in Section 3.04 of the Disclosure Letter (any such Governmental Approvals, the "Seller Approvals").

3.05              Non-Contravention.  The execution, delivery and performance of this Agreement and the other Acquisition Documents by Seller and Owner, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) conflict with the articles of organization or other constitutional documents of Seller, (b) conflict with or constitute a violation of any provision of any Applicable Law or any judgment, injunction or decree of a Governmental Authority binding upon or applicable to Seller, Owner, the Transferred Assets or the Business, or (c) except as set forth in Section 3.05 of the Disclosure Letter, (i) require any consent or notice under, constitute a default under, give rise to or create an event that, with the giving of notice or the lapse of time, or both, would be a default under or breach of, or give rise to any right of termination, cancellation, modification, or acceleration of, any Contract related to the Business, or (ii) result in the creation or imposition of any Lien on the Transferred Assets.

3.06              Title to Personal Property.  The Transferred Assets include all Equipment, as specified in Section 3.19 of the Disclosure Letter.  Seller has good and transferable title to all of the tangible personal property that constitutes the Transferred Assets (other than leased property, in which case, it has a valid and binding leasehold interest enforceable in accordance with its respective terms and there does not exist under any such lease any default by Seller or any event which with notice or lapse of time or both would constitute such a default), in each case, free and clear of any Liens.  There are no events or conditions affecting any of the Transferred Assets pending or, to the Knowledge of Seller, threatened which  materially interfere with any present use or materially adversely affect the marketability of such Transferred Assets.   None of the Transferred Assets is an equity interest in an entity.

3.07              Real Property.  Neither Seller nor its Affiliates leases or subleases any real property that is used or held for use in the Business. Seller does not own any real property.

3.08              Litigation.  There are no judicial, criminal, administrative or arbitral actions, audits, charges, claims, complaints, demands, grievances, hearings, inquiries, investigations, litigation, mediation, proceedings, subpoenas or suits, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or private arbitrator or mediator (collectively, "Legal Actions") pending or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates relating to the Business or any of the Transferred Assets or in connection with the Assumed Liabilities. To the Knowledge of Seller, no Governmental Authority has threatened to commence any such Legal Action relating to the Business or any of the Transferred Assets or in connection with the Assumed Liabilities.  There are no existing orders, judgments, awards, stipulations, injunctions or decrees of any Governmental Authority against Seller relating to any Transferred Asset, Assumed Liability or the Business. To the Knowledge of Seller and except as disclosed in Section 7.02(a)(vii), there is no fact or circumstance that, either alone or together with other facts and circumstances, could reasonably be expected to give rise to any Legal Action against, relating to or affecting the Business or any of the Transferred Assets or Assumed Liability.

3.09              Contracts; Teleport Purchase Agreement and Service Agreements.

(a)           Section 3.09 of the Disclosure Letter lists all Contracts related to the Business, the Transferred Assets, the Assumed Liabilities or the Business Employees, including, without limitations, the Teleport Purchase Agreement and Service Agreements (the "Business Contracts").  True and complete copies of all such Business Contracts or, if not reduced to writing, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been provided to the Purchaser prior to the execution of this Agreement.

(b)           Each Business Contract that is a Transferred Asset or an Assumed Liability is in full force and effect and is a valid and binding obligation of Seller and, to the Knowledge of Seller, each other Person that is a party thereto, in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity; neither Seller nor, to the Knowledge of Seller, any other party thereto is in material breach, violation or default thereunder, nor, to the Knowledge of Seller, has any event or circumstance occurred that, with notice or lapse of time or both, would constitute an event of default thereunder. Seller has not received notice of any termination, investigation, or default under any Business Contract. Except as set forth on Section 3.09 of the Disclosure Letter, no Business Contract that is a Transferred Asset or Assumed Liability contains any change of control provision or other provision that would allow the other party to terminate such contract as the result of the transactions contemplated by this Agreement, and each such Contract can be freely assigned by Seller to Purchaser without the need for the consent of the other party to the contract.

(c)           Following consummation of the Closing, Purchaser shall have the sole right and ability to promptly consummate the acquisition of the Teleport pursuant to the terms of the Teleport Purchase Agreement subject to the satisfaction of the closing conditions set forth in the Teleport Purchase Agreement. Except as may otherwise be expressly set forth in this Agreement, Seller makes no other representations or warranties with respect to the assets to be conveyed under the Teleport Purchase Agreement.

3.10              Comppliance with Applicable Laws; Permits; FCC.

(a)           Seller is not in violation of, has not violated, and has complied in all material respects with, any and all Applicable Laws (including, without limitation, any anti-bribery and corruption laws and regulations), except to the extent any such violation or non-compliance would not, individually or in the aggregate, have a Material Adverse Effect. Seller has not been threatened to be charged with, or given notice of, and to the Knowledge of Seller, Seller is not under any investigation with respect to, any material violation of any Applicable Law.

(b)           Seller holds all FCC or state or local government agency Permits, as set forth in Section 3.10 of the Disclosure Letter.  All such Permits are valid and in full force and effect.  Seller has conducted the Business in compliance with all material terms and conditions of such Permits and is not in default, and, to the Knowledge of Seller, no condition exists that with notice or lapse of time or both is reasonably likely to constitute a default, under such Permits.

3.11              Tax Matters.

(a)           Seller has timely paid all Taxes and filed all required Tax Returns with respect to the Transferred Assets or the Business, which are required to be paid on or prior to the Closing Date. Seller has established on a basis consistent with that of preceding periods, adequate reserves for the assertion of any claims for Taxes with respect to the Transferred Assets or the Business which, if adversely determined, would result in a Lien on any Transferred Asset or could result in Purchaser becoming liable or responsible therefor.  No claim has ever been made or is expected to be made by any Governmental Authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens on any of the Transferred Assets that arose in connection with any failure (or alleged failure) to pay any Tax, and Seller has no Knowledge of any basis for assertion of any claims attributable to Taxes which, if adversely determined, would result in any such Lien.

(b)           Except as set forth in Section 3.11(b) of the Disclosure Letter, none of the Tax Returns of Seller have been audited or are currently under audit.  Seller has no Knowledge that any Governmental Authority is likely to assess any additional taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Taxes of Seller either (i) claimed or raised by any Governmental Authority in writing or (ii) as to which Seller has Knowledge.

(c)           Except as set forth in Section 3.11(c) of the Disclosure Letter, all Taxes that Seller is or was required by Applicable Law to withhold, deduct or collect have been duly withheld, deducted and collected and, to the extent required, have been paid to the proper Governmental Authority or other Person.

(d)           There is no tax sharing agreement, tax allocation agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes) that will require any payment by Seller.

(e)           Seller (i) has not been a member of an affiliated group within the meaning of Code Section 1504(a) (or any similar group defined under a similar provision of state, local or foreign law) and (ii) has no liability for Taxes of any person (other than Seller and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor by contract or otherwise.

3.12               Intellectual Property.

(a)           Section 3.12(a) of the Disclosure Letter sets forth a true and complete list of all Registered IP.  All Registered IP is, to the Knowledge of Seller, subsisting and Seller has not received any written notice or claim challenging the validity or enforceability of any Registered IP.  To the Knowledge of Seller, no Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, no such action is or has been threatened with respect to any Registered IP.

(b)           Seller owns, free and clear of any and all Liens or has been granted the right to use all Transferred Intellectual Property except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and Seller has not received any written notice or claim challenging Seller's ownership or use of any Transferred Intellectual Property.

(c)           Intentionally omitted.

(d)           In the conduct of the Business, none of Seller and its Affiliates has infringed, misappropriated or otherwise violated any Intellectual Property right of any third person, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as set forth in Section 3.12(d) of the Disclosure Letter, there is no claim, action, suit, investigation or proceeding pending against, or, to the Knowledge of Seller, threatened against the Seller, affecting the Business or any present or former officer, director or employee of the Business, challenging the rights of Seller or any Affiliate of Seller in any of the Transferred Intellectual Property or alleging that Seller's or its Affiliates' conduct of the Business conflicts, misappropriates, infringes or otherwise violates any Intellectual Property right of any third party.

(e)           Seller has not conveyed, pledged or otherwise transferred ownership of any Transferred Intellectual Property to any other Person.

(f)            Except as disclosed in Section 3.12(f) of the Disclosure Letter, all of the Products were (A) developed by employees of Seller within the scope of their employment, (B) developed by independent contractors that have expressly assigned all of their material rights and interest therein to Seller pursuant to written agreements with Seller, or (C) otherwise acquired by Seller from a third party pursuant to a written agreement in which the ownership rights therein were assigned to Seller.

(g)           Except as disclosed in Section 3.12(g) of the Disclosure Letter, no source code of any Products or that constitutes Transferred Intellectual Property has been licensed or otherwise provided by Seller to another person, and all such source code has been protected by Seller as a Trade Secret of Seller.

(h)           The Transferred Intellectual Property constitutes all the Intellectual Property used or held for use in the Business as currently conducted and none of Transferred Intellectual Property has been adjudged invalid or unenforceable in whole or part.  The consummation of the transactions contemplated by this Agreement will not materially alter, encumber, impair or extinguish any of the Transferred Intellectual Property.

(i)            Section 3.12(i) of the Disclosure Letter lists (i) all items of Transferred Intellectual Property as of the date hereof which were developed with funding provided by or are subject to restriction, constraint, control, supervision, or limitation imposed by any Governmental Authority due to any such funding, and (ii) provides detailed information regarding the amount of such funding, the amounts repaid through the date hereof and the balance of the obligation as of the date hereof.

3.13              Employee Matters.

(a)           Section 3.13(a) of the Disclosure Letter contains a true, correct and complete list of all Business Employees, their current compensation (including base salary, commission opportunities, incentive compensation, bonus, leased company vehicles and other benefits) and their principal place of employment.  True and complete copies of all Contracts with and related to the Business Employees, together with all amendments and supplements thereto and all waivers of any terms thereof, have been provided to the Purchaser prior to the execution of this Agreement.

(b)           Seller has notified each of the Business Employees that it has terminated his or her employment with Seller in compliance with all Applicable Laws.

(c)           Except as set forth in Section 3.13(a) of the Disclosure Letter, Seller has paid to each of its current or former employees all amounts due with respect to their employment with, and termination of employment by, Seller, and received from each Business Employee written confirmation that no Liabilities remain outstanding with respect thereto, and that each such Business Employee waives any claims he or she has or may have in the future against Seller in connection with his or her employment with, and termination of employment by, Seller, and delivered such written waiver to Purchaser prior to the date hereof.  Except as set forth in Section3.11(c) of the Disclosure Letter, Seller is not in breach, default or violation of any Employee Agreement, any  provision of Applicable Law or any other agreement, document or instrument pertaining to the employment of any of its current or former employees or the termination thereof.

(d)           Seller received from each Business Employee written confirmation that no Liabilities remain outstanding with respect thereto, and that each such Business Employee waives any claims he or she has or may have in the future against Purchaser or any of its Affiliates in connection with his or her employment with, and termination of employment by, Seller, and delivered such written waiver to Purchaser prior to the date hereof.

(e)           Except as set forth in Section 3.13(a) of the Disclosure Letter, no Business Employees' employment by Seller and, to the Knowledge of Seller, by the Purchaser requires any special licenses, permit or other governmental authorization.

(f)            Seller has no Knowledge of any labor union organizing activities with respect to any employees, and no labor union, labor organization, trade union, works council, or group of such employees has made a written demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with any labor relations tribunal or authority with respect to such employees.

(g)           No notification is required to any business, Governmental Authority or other administrative body in connection with the transactions contemplated by this Agreement or by the other Acquisition Documents related to the termination of the employment of the Business Employees by Seller.

3.14              Benefit Plans; ERISA.

(a)           The Seller does not maintain or contribute to and is not required to contribute to any employee pension benefit plan as defined in Section 3(2) of ERISA.  Seller does not maintain any "employee benefit plan" as defined in Section 3(3) of ERISA, nor does it have any stock option, stock purchase, fringe benefit, change in control, severance, bonus and deferred compensation plan, agreement and arrangement that is maintained or contributed to or required to be contributed to by Seller providing benefits to any current or former employee, officer or director of Seller or any beneficiary or dependent thereof (collectively, the "Plans").  The Seller has not made any commitment to create any additional Plan or modify or change any existing Plan that would increase the benefits to be provided to any current or former employee, except as required by Applicable Law

(b)           There has been no amendment to, announcement by Seller, or change in employee participation or coverage under, any Plan which would increase the expense of maintaining such Plan above the level of the expense incurred therefor for the most recent fiscal year.  Neither the execution of this Agreement, member approval of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any current or former employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any of the Plans, or (iii) limit or restrict the right of Seller to merge, amend or terminate any of the Plans.

(c)           Seller does not have any Plan that is subject to Title IV of ERISA.

(d)           No Plan or "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Seller or any entity which is considered one employer with Seller under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"), has incurred or has (based on the most recent actuarial valuation) an "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code, nor has any waiver of the minimum funding standards of Section 302 of ERISA or Section 412 of the Code been requested or granted with respect to any Plan or any single-employer plan of an ERISA Affiliate.  The Seller has not provided and is not required to provide, security to any Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(e)           No Plan is a "multiemployer plan" as defined in Section 3(37) of ERISA.  The Seller has no Liability or potential Liability with respect to any withdrawal from a multiemployer plan by any ERISA Affiliate, including any withdrawal liability arising from the actions of Seller or any ERISA Affiliate contemplated by this Agreement.

(f)            Each Plan has been administered in all substantial respects in accordance with the terms thereof and with applicable law, including ERISA and the Code.  Each Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Code (a "Tax-Qualified Plan") has received a favorable determination letter from the Internal Revenue Service covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the Internal Revenue Service for such favorable determination within the applicable remedial amendment period under Section 401(b) of the Code and Seller is not aware of any circumstances reasonably likely to result in the loss of qualification of such Plan under Section 401(a) of the Code.

(g)           Seller has not engaged in a transaction with respect to any Plan that could reasonably be expected to subject Seller to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(h)           There is no pending or, to the Knowledge of Seller, threatened litigation or governmental audit, examination or investigation relating to the Plans.

(i)            The Seller has no obligations for retiree health and life benefits under any Plan which would impose any liability or obligation on Purchaser, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

(j)            There is no pending or, to the Knowledge of Seller, threatened litigation or governmental audit, examination or investigation relating to the Plans; and no amounts payable under any Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

3.15              Financial Information.

(a)           Attached hereto as Section 3.15(a) of the Disclosure Letter are copies of the unaudited balance sheets of Seller as of each of December 31, 2010 and December 31, 2011, and the related unaudited statements of operations of Seller for the 12-month periods then ended, respectively, and the unaudited balance sheet of Seller as of September 30, 2012, and the related unaudited statement of operations of Seller for the nine-month period then ended (collectively, the "Financial Statements").  The Financial Statements (i) have been prepared based on the books and records of Seller applied on a consistent basis throughout the periods, and (ii) fairly present, in all material respects, the consolidated financial position and results of operations of the Business as of the respective dates or for the respective periods indicated.  For the purposes hereof, the unaudited balance sheet of the Business as at September 30, 2012 is referred to as the "Business Balance Sheet" and September 30, 2012 is referred to as the "Balance Sheet Date."

(b)           There are no Liabilities of Seller of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a Liability, other than such Liabilities (i) reflected, reserved against or provided for in the Business Balance Sheet, (ii) incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice that are not material to the Business, and (iii) omitted from the Financial Statements as noted in Section 3.15(a) above.

3.16              Absence of Certain Material Changes.  Except as set forth in Section 3.16 of the Disclosure Letter, since December 31, 2011 and the date of this Agreement, the Business has been conducted in the ordinary course of business consistent with past practice and there has not been any event, occurrence, development or state of circumstances or facts that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Business or as explicitly set forth in the unaudited financial statements of Seller as of, and for the nine months ended, September 30, 2012.

3.17              Sufficiency of and Title to the Transferred Assets.

(a)           The Transferred Assets will, as of the Closing Date, constitute all of the property and assets used or held for use in the Business as currently conducted by the Seller, other than the Excluded Assets and those assets described on Section 3.17(a) of the Disclosure Letter. The Transferred Assets, subject to receipt of the consents set forth in Schedule 6.01(g) of the Disclosure Letter, constitute all of the property and assets sufficient to conduct the Business as currently conducted by the Seller.

(b)           Seller has the complete and unrestricted power and unqualified right to sell, assign, transfer, convey and deliver the Transferred Assets to Purchaser. Upon consummation of the transactions contemplated hereby, Purchaser will have acquired good title in and to, or a valid leasehold interest in, each of the Transferred Assets, free and clear of all Liens.

3.18              Customers and Suppliers.   Section 3.18 of the Disclosure Letter lists the names of all of the customers and material suppliers of the Business (other than Purchaser or any of its Affiliates) since January 1, 2010.  Seller has not received written notification that any such customers or suppliers intends to terminate or materially adversely change its relationship with Seller with respect to the Business in a manner that would be material to the Business, whether as a result of the transactions contemplated by this Agreement or otherwise.  There has been no material change in pricing or pricing structure or terms with respect to such customers or suppliers, there have been no material reductions in the level of purchases from any such customers, and there has been no material dispute with such customers or suppliers, in each case since January 1, 2010.

3.19              Condition of Equipment.  Section 3.19 of the Disclosure Letter lists all Equipment.  All Equipment has been reasonably maintained in accordance with normal industry practice, and is in working order and repair, subject to ordinary wear and tear for equipment of comparable age and is suitable, in each case, for the uses for which they are used to carry on the Business as now conducted.

3.20              Inventory.  Section 3.20 of the Disclosure Letter lists all Inventory.  All such Inventory items have been reasonably maintained in accordance with normal industry practice, are in good working order and repair and are usable and salable in the ordinary course of business.  All items included in the Inventory are the property of the Business free and clear of any Lien, have not been pledged as collateral, are not held by Seller on consignment from others, and conform in all material respects to all standards applicable to such Inventory or its use or sale as imposed by Governmental Authorities.

3.21              Environmental.

(a)           To Seller's Knowledge, Seller has conducted all Hazardous Substance Activities relating to the Business in material compliance with all Environmental Laws, and has and is in material compliance with all Permits applicable to the Business required under any Environmental Law.

(b)           No notices of violation have been received by Seller, and, to Seller's Knowledge, no complaint has been filed, no penalty has been assessed and, no investigation, action, claim, suit, proceeding or review is pending by any Governmental Authority or other Person with respect to the Business and relating to or arising out of any Environmental Law.

(c)           Seller has not entered into any agreement that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of Environmental Laws or Hazardous Substance Activities of Seller with respect to the Business.

(d)           Seller has made available to Purchaser all records in the Seller's possession, custody or control concerning the Hazardous Substance Activities of the Seller relating to the Business and all environmental audits of any real property owned, leased, operated, occupied, or controlled at any time in connection with the Business.

3.22              Transactions with Related Parties. Except for the arrangements set forth in Section 3.22 of the Disclosure Letter, no Related Party has, directly or indirectly, (a) borrowed from or loaned money or other property to Seller which has not been repaid or returned, (b) any Contracts with Seller that is in effect on the date hereof, (c) any interest in any property used by Seller in the Business or (d) owns any direct or indirect interest (other than a holdings of less than 2% of the issued and outstanding share capital of a publicly traded company) of any kind in, or controls or is a director, officer, employee or partner of, or lender to or borrower from or has the right to participate in the profits of, any Person which is (A) a competitor, supplier, customer, landlord, tenant, creditor or debtor of Seller, or (B) a participant in any transaction to which Seller is a party.  Each Contract between Seller, on the one hand, and any Related Party, on the other hand, is on arms' length terms.

3.23              Advisory Fees.  There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Seller or any of its Affiliates, who will be entitled to any fee, commission or reimbursement of expenses from Purchaser, or any Affiliate of Purchaser, in connection with, or upon consummation of, the transactions contemplated by this Agreement or by the other Acquisition Documents.

3.24              Disclosure. No representation or warranty of Seller or Owner in this Agreement, nor any statement, certificate or other document furnished or to be furnished by Seller or Owner or any of their respective Affiliates to Purchaser pursuant to this Agreement, nor the exhibits and schedules hereto, contains, or on the Closing Date will contain, any untrue statement of a material fact, or omits to state, or on the Closing Date will omit to state, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact that Seller or Owner has not disclosed to Purchaser in writing and to which Seller or Owner has Knowledge that reasonably would or could materially and adversely affect the business, financial condition, operations, or property of the Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser hereby represents and warrants to Seller that:

4.01              Organization; Existence.  Purchaser is a corporation duly organized and validly existing under the laws of the State of Delaware.

4.02              Authorization and Enforceability.  The execution, delivery and performance by Purchaser of this Agreement and the other Acquisition Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby are within Purchaser's corporate powers and have been duly authorized by all necessary corporate action on its part.  This Agreement has been and, when executed at the Closing, the other Acquisition Documents to which it is a party will have been, duly and validly executed by Purchaser, and, assuming the due execution and delivery of this Agreement and the other Acquisition Documents to which it is a party by Seller, will constitute legal, valid and binding agreements of Purchaser, enforceable against it in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

4.03              Non-Contravention.  The execution, delivery and performance of this Agreement and the other Acquisition Documents to which it is a party by Purchaser, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) conflict with the Purchaser's incorporation documents or (b) conflict with or constitute a violation of any provision of any Applicable Law or any judgment, injunction or decree of a Governmental Authority binding upon or applicable to Purchaser.

4.04              Advisory Fees.  There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Purchaser, who might be entitled to any fee, commission or reimbursement of expenses from Seller upon consummation of the transactions contemplated by this Agreement or by the other Acquisition Documents.

4.05              Governmental or Other Authorization.  The execution, delivery and performance by Purchaser of this Agreement and the other Acquisition Documents to which it are a party, and the consummation of the transactions contemplated hereby and thereby, require no action or Governmental Approval from any Governmental Authority on the part of Purchaser, except for the Seller Approvals.

ARTICLE V

COVENANTS

5.01              Operation of the Business Prior to Closing. From the date of this Agreement until the Closing Date, Seller shall, and shall cause its Affiliates to, operate the Business in the ordinary course of business consistent with past practice and shall use commercially reasonable efforts, and Seller shall cause its Affiliates to use commercially reasonable efforts, to maintain the present relationships with the customers, vendors, suppliers, distributors and resellers of the Business.  Without limiting the generality of the foregoing, from the date of this Agreement until the Closing Date, except as contemplated by this Agreement or any of the other Acquisition Documents, or unless Purchaser shall otherwise agree in writing in advance, Seller shall not:

(a)           sell, lease, assign, license, sublicense, transfer, encumber or otherwise dispose of, in whole or in part, any Transferred Assets or any interest therein, except for cash applied in payment of liabilities, in the usual and ordinary course of business;

(b)           cause the Business to enter into any material Contract;

(c)           amend or terminate any material Contract, Permit, license with respect to Intellectual Property or agreement with respect to real property;

(d)           amend or otherwise change the constitutional documents of Seller or introduce any material change with respect to the operation of Seller;

(e)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Seller or make any material reductions in force;

(f)            grant or announce any increase in the salaries, bonuses, severance or other benefits payable to any Business Employees, other than (i) as required by Applicable Law or (ii) pursuant to any plans, programs or agreements existing on the date hereof;

(g)           cancel any Indebtedness or other claims of the Business, except in the ordinary course of business and consistent with past practice;

(h)           incur any material capital expenditures or any material obligations or liabilities in respect thereof with respect to the Business;

(i)            make any change in any method of accounting or accounting practice or policy that affects the Business, except as required by US GAAP;

(j)            make or change any election with respect to Taxes inconsistent with past practices or settle or compromise any federal, state, local or foreign Liability with respect to Taxes, Lien, assessment, refund, offset or audit; agree to an extension of a statute of limitations in connection with any Legal Action related to Taxes; fail to file any income or other Tax Return when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax Returns when filed to be complete and accurate in all respects; fail to pay any amount of Taxes when due; or file any amended Tax Returns;

(k)           with respect to the Business and/or any Transferred Asset, pay, discharge or satisfy any Liabilities or Liens (other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practices of Liabilities reflected or reserved against in the Financial Statements or incurred since the Balance Sheet Date in the ordinary course of business consistent with past practices);

(l)            with respect to the Business and/or any Transferred Asset, fail to pay Accounts Payable and other Liabilities in the ordinary course of business consistent with past practices;

(m)           with respect to the Business and/or any Transferred Asset, modify the payment terms or payment schedule of any Accounts Receivables other than in the ordinary course of business consistent with past practices, accelerate the collection of Accounts Receivables or sell, securitize, factor or otherwise transfer any Accounts Receivable;

(n)           with respect to the Business and/or any Transferred Asset, disclose any trade secrets to any Person, or transfer to any Person any rights to any Intellectual Property owned by the Company, other than licenses in the ordinary course of business consistent with past practices;

(o)           with respect to the Business and/or any Transferred Asset, materially reduce the amount of any insurance coverage provided by existing insurance policies;

(p)           with respect to the Business and/or any Transferred Asset, commence a Legal Action (other than (i) for the routine collection of bills, or (ii) in such cases where it in good faith determines that failure to commence a Legal Action would result in the material impairment of a valuable aspect of its business; provided that it consults with Purchaser prior to the filing of such Legal Action);

(q)           with respect to the Business and/or any Transferred Asset, settle or compromise any pending or threatened Legal Action;

(r)            take any action that is reasonably likely to make any of the representations or warranties of Seller contained in this Agreement untrue or incorrect or otherwise prevent Seller from performing, or cause Seller not to perform, its covenants hereunder; or

(s)           agree or commit to do any of the foregoing.

Purchaser acknowledges and agrees that (i) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Seller or Seller's operation of the Business prior to the Closing, and (ii) prior to the Closing, Seller shall exercise, consistent with the terms of this Agreement, complete control over the Transferred Assets and the Business.

5.02              Access to Information; Cooperation.

(a)           Between the date hereof and the Closing, Seller shall provide to Purchaser and its representatives, during normal business hours and upon reasonable prior written notice from Purchaser, under the supervision of Seller's personnel and at Purchaser's expense, reasonable access to the properties, business, operations, books and records of Seller to the extent relating to the Transferred Assets, Assumed Liabilities and/or the Business in order to conduct a review.  Seller shall cause its representatives (including legal advisors and accountants) to cooperate with Purchaser and its representatives in connection with such review.  Further, Purchaser shall use reasonable efforts to avoid undue disruption of the Business.

(b)           Following the Closing, each Party (the "Possessing Party") will afford the other Party (the "Receiving Party"), its counsel and its accountants, during normal business hours, reasonable access to information relating to the Transferred Assets and the Assumed Liabilities in the Possessing Party's possession and, to the extent reasonably requested, will provide copies and extracts therefrom (at the Receiving Party's expense), all to the extent that such access may be reasonably required by the Receiving Party in connection with compliance with the requirements of any Governmental Authority or as necessary in connection with any Legal Actions relating to the Business.  Following the Closing, each Party shall provide such assistance and cooperation as the other Party or its counsel may reasonably request in connection with any pending or threatened Legal Actions relating to the Business or the Transferred Assets and the Assumed Liabilities, provided that such duty to assist and cooperate shall be at the cost of the Party making such request, and that such assistance shall not unreasonably interfere with the business operations of any such other Party.

5.03              Confidentiality.  Each of the Parties hereto will hold, and will cause its consultants and advisors to hold, in confidence all documents and information furnished to it by or on behalf of another Party to this Agreement in connection with the transactions contemplated by this Agreement and the other Acquisition Documents pursuant to the terms of the Non-Disclosure Agreement dated October 17, 2012 entered into between Seller and Purchaser (the "Confidentiality Agreement"); provided that from and after the Closing, all restrictions in the Confidentiality Agreement on disclosure by Purchaser and its representatives of confidential information shall cease.

5.04              Further Assurances; Consents.

(a)           Subject to the terms and conditions of this Agreement, the Parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the Parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other Parties may reasonably request, for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

(b)           Seller shall use its commercially reasonable efforts, and Purchaser shall reasonably cooperate with Seller, to obtain prior to the Closing any third party consent for the assignment of any Contract that is a Transferred Asset and/or Assumed Liability and, in connection therewith, obtain the release of Seller and/or its Affiliates from such Contract; provided, however, that Purchaser's reasonable cooperation shall not include (a) the payment of any amounts or provision of any other consideration or (b) the amendment of any provision of, or waiver of any rights under, any Contract.

5.05              Filings with Governmental Authorities.  Purchaser and Seller shall cooperate with one another in taking any reasonable actions by or in respect of, or making any filings with, or obtaining any consents, approvals, or authorizations from, Governmental Authorities as are necessary for the consummation of the transactions contemplated by this Agreement or by the other Acquisition Documents.

5.06              Public Announcements.  Neither party shall issue any press release or otherwise make any public statements regarding this Agreement or any of the other Acquisition Documents, or the transactions contemplated hereby or thereby, without the prior consent of the other party, except as may be required by Applicable Law.  If a Party is required by Applicable Law, Governmental Authority or listing agreement with or listing rules of a national securities exchange or trading market or inter-dealer quotation system to make any such public disclosure, then, to the extent possible, the Party required to make the disclosure shall give Purchaser prior notice and an opportunity to review and comment on the disclosure prior to the public release of such information.

5.07              Tax Matters.

(a)           Allocation of Property Taxes. All personal property taxes and similar obligations ("Property Taxes") levied with respect to the Transferred Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Purchaser as of the Closing Date based on the number of days of such taxable period prior to and including the Closing Date and the number of days of such taxable period after the Closing Date.  Seller shall be liable for and pay the proportionate amount of such Property Taxes that is attributable to that portion of such taxable period up to and including the Closing Date, and Purchaser shall be liable for and pay the proportionate amount of such Property Taxes that is attributable to the portion of such taxable period following the Closing Date.

(b)           Cooperation.  As to the Taxes that are subject to Section 5.07(a) from and after the Closing Date, the Parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Transferred Assets and the Business as is reasonably necessary for the filing of all Tax Returns, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim or Legal Action relating to any Tax Return.  The Parties hereto shall cooperate with each other in the conduct of any audit or other Legal Action related to Taxes involving the Business.

(c)           Sales and Use Taxes.   Any sales, use, transfer, value added, registration, documentary and any other similar Taxes arising out of the transfer of the Transferred Assets or any of the other transactions contemplated by this Agreement or by the other Acquisition Documents, and any interest, penalties or additions to tax with respect thereto (the "Transfer Tax") shall be paid equally by Seller and Purchaser.  Purchaser and Seller shall reasonably cooperate with each other in minimizing the amount of, and obtaining any applicable exemptions with respect to, any Transfer Tax.

(d)           Taxes Imposed on Purchase Price.  Except as required by Applicable Law, all payments of the Purchase Price shall be made at the Closing free and clear without deduction for any and all present and future Taxes or duties imposed by any Governmental Authority. In any event, Purchaser shall not be obligated to gross up the Purchase Price for any Taxes payable by or on behalf of Seller.

(e)           General Responsibility for Payment of Taxes.  Taxes attributable to the Transferred Assets or the Business other than those treated specifically above in Sections 5.07(a) to (d) shall be borne by the Party incurring such Taxes (other than solely by reason of successor liability or similar provisions of law) under Applicable Law, and each Party shall indemnify, defend and hold the other Party harmless from and against all Taxes for which such Party is liable pursuant to this Section 5.07(e).

5.08              Accounts Receivable.  Following the Closing, Seller shall forward to Purchaser, promptly upon receipt thereof, any payments of Accounts Receivable that relate to services provided after the Closing Date, and (ii) Purchaser shall forward to Seller, promptly upon receipt thereof, any payments of Accounts Receivable that relate to services provided prior to or on the Closing Date and set forth in Section 2.02(a) of the Disclosure Schedule . Promptly following the Closing, the Parties shall cooperate in advising customers to direct to the appropriate Party any future payments by such customers.

5.09              Accounts Payable.  Following the Closing, to the extent that Purchaser receives any invoices for Accounts Payable or statements evidencing amounts owed by Seller that constitute Excluded Liabilities, Purchaser will promptly deliver such documents to Seller.  Following the Closing, to the extent that Seller receives any invoices for Accounts Payable or statements evidencing amounts owed by Seller that constitute Assumed Liabilities, Seller will promptly deliver such documents to Purchaser and Purchaser shall fully discharge such obligations.

5.10              Refunds and Remittances.  After the Closing: (i) if Seller receives any refund or other amount that is or relates to a Transferred Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or shall cause to be remitted, such amount to Purchaser and (ii) if Purchaser receives any refund or other amount that is or relates to an Excluded Asset or an Excluded Liability or is otherwise properly due and owing to Seller in accordance with the terms of this Agreement, Purchaser promptly shall remit, or shall cause to be remitted, such amount to Seller.

5.11              Bulk Sales Laws.  The Parties agree to waive compliance with any provisions of any bulk sales laws in any jurisdiction.

5.12              Employee Matters.

(a)           Purchaser and Seller shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 5.12, including, to the extent permitted by Applicable Law, exchanging information and data relating to workers' compensation, employee benefits and employee benefit plan coverages, immigration and work permit status and in obtaining any Governmental Approvals required hereunder.

(b)           Seller shall and shall cause its Affiliates to discharge any and all obligations for salary, bonuses or other payments to the Business Employees for all periods prior and through the Closing Date (regardless of when paid).  Seller shall and shall cause its Affiliates to (i) discharge any and all notification and/or consultation obligations to the Business Employees in connection with the transactions contemplated by this Agreement in accordance with Applicable Law, and (ii) be responsible for all payments to the Business Employees with respect to any notice period.

(c)           Seller shall be responsible for the provision of health plan continuation coverage in accordance with the requirements of COBRA and Sections 601 through 608 of ERISA for all Business Employees who are not hired by Purchaser (if any).  Seller shall be responsible for any claims made or incurred by Business Employees under and in accordance with the Plans.

(d)           Seller shall and shall cause its Affiliates to terminate the employment of all Business Employees and to discharge any and all obligations to such employees imposed by law or under change in control plans and agreements between Seller and the Business Employees (including severance pay, notice requirements and the like) resulting from the consummation of the transactions contemplated by this Agreement.

(e)           Seller shall obtain, and shall provide a copy to Purchaser, of a waiver signed by each Business Employee confirming that such employee has received all amounts due in connection with the termination of such employee's employment.

(f)           Seller shall deliver to Purchaser a waiver in favor of Purchaser and its affiliates of all non-competition, confidentiality and similar restrictions under the employment agreements of the Business Employees.

5.13              Notices of Certain Events.  Seller shall promptly notify Purchaser of:

(a)           any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)           any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)           any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge threatened against, relating to or involving or otherwise affecting Seller or the Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.08 or that relate to the consummation of the transactions contemplated by this Agreement;

(d)           any material damage to any Transferred Asset or part thereof or in the event that any Transferred Asset or part thereof becomes the subject of any proceeding or, to the Knowledge of Seller, threatened proceeding for the taking thereof or any part thereof or of any right relating thereto by condemnation, eminent domain or other similar Governmental Action;

(e)           any Material Adverse Effect;

(f)           any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof, or if Seller has Knowledge that any of the information in this Agreement or the Disclosure Letter is not true, accurate and complete in all material respects on and as of such date; and

(g)           any failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, however, that no such notification will be deemed to prevent or cure any breach of, or inaccuracy in, amend or supplement any Section of the Disclosure Letter, or otherwise disclose an exception to, or affect in any manner, the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

5.14              Noncompetition.

(a)           Seller and Owner agree that until the later of (i) three years after the Closing Date and (ii) one year after the Termination Date (as defined in the Employment Agreement, dated the date hereof (the "Owner Employment Agreement"), between Purchaser and Owner)  (such period is referred to as the "Noncompetition Period"), Seller and its Affiliates (including Owner) shall not, directly or indirectly (whether as a principal, agent, partner, employee, officer, investor, owner, consultant, board member, security holder, creditor or otherwise), engage in any Competitive Activity, or have any direct or indirect interest in any sole proprietorship, corporation, company, partnership, association, venture or business or any other person or entity that directly or indirectly (whether as a principal, agent, partner, employee, officer, investor, owner, consultant, board member, security holder, creditor, or otherwise) engages in a Competitive Activity; provided that the foregoing shall not apply to the Seller or its Affiliates' ownership of Ordinary Shares of Purchaser's parent company or the acquisition by Seller or its Affiliates, solely as an investment, of securities of any issuer that is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, and that are listed or admitted for trading on any United States national securities exchange or that are quoted on the Nasdaq Stock Market, or any similar system or automated dissemination of quotations of securities prices in common use, so long as the Seller or Affiliate does not control, acquire a controlling interest in or become a member of a group which exercises direct or indirect control of, more than two percent (2%) of any class of capital stock of such corporation. Notwithstanding the above, the restriction contained in this Section 5.14(a) shall not continue to apply after the Termination Date (as defined in the Owner Employment Agreement) should the Owner's Term of Employment (as defined in the Owner Employment Agreement) be terminated pursuant to Section 6(a)(v) of the Owner Employment Agreement.

(b)           At all times during the Noncompetition Period, Seller and its Affiliates (including Owner) shall not, directly or indirectly, for herself or for any other person, firm, corporation, partnership, association or other entity (i) employ or attempt to employ or enter into any contractual arrangement with any employee, consultant or independent contractor performing services for Purchaser, Seller or any of their respective Affiliate, unless such employee, consultant or independent contractor, has not been employed or engaged by Purchaser for a period in excess of six (6) months, and/or (ii) call on, solicit, or engage in business with, any of the actual or targeted prospective customers or clients of Purchaser, Seller or any of their respective Affiliates on behalf of Seller or any of its Affiliates or any person or entity in connection with any Competitive Activity, nor shall Seller or any of its Affiliates make known the names and addresses of such actual or targeted prospective customers or clients, or any information relating in any manner to the trade or business relationships of Purchaser, Seller or any of their respective Affiliates with such customers or clients, and/or (iii) persuade or encourage or attempt to persuade or encourage any persons or entities with whom Purchaser, Seller or any of their respective Affiliates does business or has some business relationship including, without limitation, any suppliers to cease doing business or to terminate its business relationship with Purchaser, Seller or any of their respective Affiliates or to engage in any business competitive with Purchaser, Seller or any of their respective Affiliates on its own or with any competitor of Purchaser, Seller or any of their respective Affiliates. Notwithstanding the above, the restriction contained in this Section 5.14(b) shall not continue to apply after the Termination Date (as defined in the Owner Employment Agreement) should the Owner's Term of Employment (as defined in the Owner Employment Agreement) be terminated pursuant to Section 6(a)(v) of the Owner Employment Agreement.

(c)           If any provision contained in this Section 5.14 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.14, but this Section 5.14 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law.

(d)           Each of Seller and Owner acknowledges that Purchaser would be irreparably harmed by any breach of this Section 5.14 and that there would be no adequate remedy at law or in damages to compensate Purchaser for any such breach.  Therefore, Seller and Owner agree that, in the event it is established that Seller or Owner breached this Section 5.14, Owner shall pay to Purchaser, as liquidated damages, two hundred thousand dollars ($200,000) for each breach. Seller, Owner and Purchaser further agree that this liquidated damages provision represents reasonable compensation for the loss which would be incurred by Purchaser due to any such breach. Seller and Owner further agrees that nothing in this Section 5.14 shall limit Purchaser's right to seek injunctive relief requiring specific performance by Seller of this Section 5.14, as well as any other relief as may be appropriate.

5.15              No Shop.

(a)           Until the earlier of the Closing Date and the date of termination of this Agreement pursuant to the provisions of Article VIII, none of Seller and its Affiliates shall take, nor shall Seller or any of its Affiliates permit any of their  officers, directors, employees, shareholders, attorneys, investment advisors, agents or other representatives to take (directly or indirectly) any of the following actions with any Person, other than Purchaser and its designees:  (a) solicit, encourage, initiate, entertain, accept receipt of or review any proposals or offers from, or participate or engage in or conduct discussions or negotiations with, any Person relating to any offer or proposal, oral, written or otherwise, formal or informal, with respect to any possible transaction with Seller or any of its Affiliates for any sale (by merger, consolidation, share exchange reorganization or otherwise), dividend, split or other disposition of all or a material or significant portion of the Business or the Transferred Assets (including by way of exclusive license or joint venture formation) or any similar or extraordinary transaction involving the Business or the Transferred Assets or (a "Competing Proposed Transaction"), (b) provide information with respect to the Business to any Person other than Purchaser, relating to (or which it believes could be used for the purpose of formulating an offer or proposal with respect to) the Business or the Transferred Assets except as may be required by Applicable Law, (c) assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Competing Proposed Transaction, (d) approve or agree to or enter into a Contract with any Person other than Purchaser providing for, a possible Competing Proposed Transaction, (e) make or authorize any statement, recommendation, solicitation or endorsement in support of any possible Competing Proposed Transaction other than by Purchaser, or (f) authorize or permit any of its representatives to take any such action.  Seller shall immediately cease and cause to be terminated any such contacts or negotiations with any Person relating to any such Competing Proposed Transaction.

(b)           If, prior to the Closing Date or the date of termination of this Agreement pursuant to the provisions of Article VIII, Seller or any of its Affiliates receives any offer or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing Proposed Transaction, Seller shall immediately notify Purchaser thereof and provide Purchaser with the details thereof, including the purchase price of such offer or proposal, its composition (e.g. cash or securities) and any material contingencies (e.g. earnout or other conditions), and shall keep Purchaser fully informed on a current basis of the status and details of any such offer or proposal and of any modifications to the terms thereof; provided, however, that this provision shall not in any way be deemed to limit the obligations of Seller, its Affiliates and their representatives set forth in clause (a) above.

(c)           Seller acknowledges that this Section 5.15 was a significant inducement for Purchaser to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to Seller or (ii) a failure to induce Purchaser to enter into this Agreement.

5.16              Right to Update Schedules.  Notwithstanding anything herein to the contrary, Seller and Owner shall have the right to update the information contained in the Disclosure Letter by delivering updated schedules to Purchaser not less than two (2) business days prior to Closing, provided, however, that such updated information may only relate to events or circumstances first occurring between the date of this Agreement and the date of such update; provided, however, that any such updates to the Disclosure Schedule shall be disregarded for purposes of determining the accuracy of the representations and warranties for purposes of Section 6.01(a) and Article VII.  In addition, the parties agree that Purchaser shall have the right to terminate this Agreement as provided in Article VIII in the event it reasonably deems any change(s) in the Disclosure Letter to be material, individually or in the aggregate.

5.17              Change of Name.  Following the Closing, Seller shall refrain from any use of the trade name "SM2 Sports & Media Solutions" and any other abbreviation thereof, and upon the  request of the Company, Seller shall promptly change its name so it does not include “Sm2" and "SM2 Sports & Media Solutions" and any other abbreviation thereof.

ARTICLE VI

CONDITIONS TO CLOSING

6.01              Conditions to Obligations of Purchaser.  The obligations of Purchaser to consummate the Closing are subject to the satisfaction of each of the following conditions (any of which may be waived by Purchaser, in whole or in part, in writing), satisfaction of which shall be demonstrated at closing by Seller's delivery of appropriate documentation satisfactory to Purchaser:

(a)           Accuracy of Representations.  Each of the representations and warranties of Seller and Owner contained in this Agreement or in any other certificate or document delivered pursuant hereto shall have been true and correct when made and shall be true and correct at and as of the Closing with the same effect as though made as of the Closing, other than representations and warranties that are expressly made only as of a certain date which representations and warranties shall be true and correct as of such certain date, except that representations and warranties that are not qualified or limited as to "materiality,"Material Adverse Effect" or words of similar import set forth therein, shall be true and correct in all material respects.

(b)           Performance Obligations by Seller and Owner.  Seller and Owner shall have performed and satisfied in all material respects all of their respective obligations hereunder required to be performed and satisfied by them on or prior to the Closing Date.

(c)           No Violation.  No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any Governmental Authority preventing the transfers contemplated hereby or the consummation of the Closing shall be in effect as of the Closing Date, and there shall be no pending actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) challenging or in any manner seeking to prohibit the consummation of the Closing or permitting the consummation of the Closing only if certain divestitures were made or if Purchaser were to agree to limitations on its business activities or operations.

(d)           Acquisition Documents.  Seller and Owner shall have executed and delivered to Purchaser each of the Acquisition Documents in accordance with Section 2.06.

(e)           Notifications and Consultations.  All notifications and/or consultations with respect to the Business Employees shall have been discharged in accordance with Applicable Law.

(f)            Governmental and Regulatory Consents.  All approvals, authorizations and consents of, filings and registrations with, and notifications to, all Governmental Authorities for the consummation of the Closing shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

(g)           SES and Third Party Consents. SES and the other counterparties to Seller or its Affiliates of the Contracts listed in Section 6.01(g) of the Disclosure Letter consent to the assignment and delegation of the rights and obligations of Seller or its Affiliates under such Contracts to Purchaser or its Affiliates and waive any right of termination or modification such counterparty may have under such Contract if the transactions contemplated under this Agreement were consummated.

(h)           Court Proceedings.  No Legal Action shall be pending before any Governmental Authority or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would, in the reasonable judgment of Purchaser, directly or indirectly be likely to: (i) prevent consummation of the transactions contemplated by this Agreement or any of the Acquisition Documents, (ii) cause the transactions contemplated by this Agreement or any of the Acquisition Documents to be rescinded following the consummation thereof or (iii) materially impair the value to the Purchaser of the Transferred Assets or the Business, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

(i)            Material Adverse Effect.  There shall not have occurred, arisen or be continuing after the date hereof, and prior to Closing, any Material Adverse Effect.

(j)            Employee Matters. The RRsat Employment Agreements with the Owner and Adrian Hepes and the Consulting Agreement with Adrian Hepes shall be in full force and effect as of the Closing and each of them is willing and able to perform in accordance with such RRsat Employment Agreements.

(k)           Manager Certificate.  The Seller shall have delivered to the Purchaser a certificate, dated as of the Closing Date, signed by Owner, as the sole member and manager of Seller, certifying as to the satisfaction of the conditions specified in this Section 6.01.

    6.02              Conditions to Obligations of Seller and Owner.  The obligations of Seller to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

(a)           Accuracy of Representations.  Each of the representations and warranties of Purchaser contained in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing with the same effect as though made as of the Closing, other than representations and warranties that are expressly made only as of a certain date which representations and warranties shall be true and correct in all material respects as of such certain date.

(b)           Performance Obligations by Purchaser.  Purchaser shall have performed and satisfied in all material respects its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date.

(c)           Acquisition Documents.  Purchaser shall have executed and delivered to Seller each of the Acquisition Documents in accordance with Section 2.06.

(d)           No Violation.  No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any Governmental Authority preventing the transfers contemplated hereby or the consummation of the Closing shall be in effect as of the Closing Date, and there shall be no pending actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) challenging or in any manner seeking to prohibit the consummation of the Closing.

(e)           Court Proceedings.  No Legal Action shall be pending before any Governmental Authority or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would, in the reasonable judgment of Seller, directly or indirectly be likely to: (i) prevent consummation of the transactions contemplated by this Agreement or any of the Acquisition Documents, or (ii) cause the transactions contemplated by this Agreement or any of the Acquisition Documents to be rescinded following the consummation thereof.

(f)           Employee Matters. The RRsat Employment Agreement with the Owner shall be in full force and effect as of the Closing.

ARTICLE VII

INDEMNIFICATION

7.01              General Survival.  The representations and warranties of Seller, Owner and Purchaser contained in this Agreement or in any other Acquisition Document or in any other certificate or document delivered pursuant hereto or thereto, shall survive and remain in full force and effect until 12 months after the Closing Date; provided, however, that (a) the representations and warranties of Seller and Owner contained in Sections 3.01 (Organization; Existence and Good Standing), 3.02 (Authorization and Enforceability), 3.03 (Vote Required), 3.06 (Title to Personal Property), 3.10 (Compliance with Applicable Laws; Permits; FCC), and 3.14 (Benefit Plans; ERISA) shall survive and remain in full force and effect until ninety (90) days after the expiration of the applicable statute of limitations; (b) the representations and warranties of Seller and Owner contained in Section 3.12 (Intellectual Property) shall survive and remain in full force and effect until 36 months after the Closing Date; (c) the representations and warranties of Seller and Owner contained in Section 3.11 (Tax Matters) shall survive and remain in full force and effect until ninety (90) days after the expiration of the applicable statute of limitations or statutory Tax assessment period (including all periods of extension, whether automatic or permissive, to the extent Seller or its Affiliates obtained or consented to such extension); and (d) the representations and warranties of Purchaser contained in Sections 4.01 (Organization; Existence) and 4.02 (Authorization and Enforceability) shall survive and remain in full force and effect until ninety (90) days after the expiration of the applicable statute of limitations.  All covenants and agreements of the Parties set forth in this Agreement or in any other Acquisition Document or in any other certificate or document delivered pursuant hereto or thereto shall survive indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law.  Notwithstanding the foregoing, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if a Notice of Claim shall have been given to the party against whom such indemnity may be sought prior to such time, in which case such representation, warranty or covenant shall survive as to the matters set forth in such Notice of Claim until such matters have been finally resolved.

7.02              Indemnification.

(a)           Subject to the provisions of this Article VII, from and after the Closing Date, Purchaser and its Affiliates and their respective officers, directors, shareholders, representatives, agents, successors and assigns (collectively the "Purchaser Indemnitees") shall be indemnified and held harmless by Seller and Owner, jointly and severally, from and against and in respect of any and all Losses incurred or suffered by any Purchaser Indemnitee arising out of or resulting from:

(i)           any misrepresentation, inaccuracy in or breach of any representation or warranty made by Seller or Owner in or pursuant to this Agreement or in any other Acquisition Document;

(ii)          any breach or non-fulfillment of any covenant or obligation of Seller or Owner contained in this Agreement or in any other Acquisition Document;

(iii)         any Legal Action by any of Seller's or Owner's creditors related to the sale of the Transferred Assets or the Business;

(iv)        any fraud or intentional misrepresentation or intentional breach of this Agreement by Seller or Owner;

(v)          regardless of whether or not the event, circumstance or fact giving rise to the Losses also constitutes a breach of any of the representations or warranties or covenants of Seller or Owner, any and all Excluded Liabilities (whether asserted before or after the Closing Date);

(vi)         any (a) Taxes of, or required to be paid by, Seller, Owner or any of their respective Affiliates for any period, whether pursuant to Applicable Law, Contract or other arrangement, as a result of any transferee or successor liability, or otherwise, other than Taxes arising from the ownership or operation of the Business following the Closing and as otherwise provided in Section 5.07, (b) Taxes relating to the Business or the Transferred Assets for or applicable to any period prior to the Closing Date, and (c) any other Taxes which should be paid by Seller pursuant to  Section 5.07;

(vii)        any noncompliance with any Bulk Sales Laws or fraudulent transfer law in respect of the transactions contemplated hereby; and

(viii)       the agreement, dated June 18, 2012, by and between the Seller and Marbella Equities, LLC and/or any other arrangement, understanding or relationship between the Seller and/or Owner and/or any of their respective Affiliates and Marbella Equities, LLC and/or any of its Affiliates, whether or not the event, circumstance or fact giving rise to the Losses also constitutes a breach of any of the representations or warranties or covenants of Seller or Owner.

(b)           Subject to the provisions of this Article VII, from and after the Closing Date, Seller, Owner and its Affiliates and their respective officers, directors, members representatives, agents, successors and assigns (collectively the "Seller Indemnitees") shall be indemnified and held harmless by Purchaser from and against and in respect of any and all Losses incurred or suffered by any Seller Indemnitee arising out of or resulting from:

(i)           any misrepresentation, inaccuracy in or breach of any representation or warranty made by Purchaser in or pursuant to this Agreement or in any other Acquisition Document;

(ii)          any breach or non-fulfillment of any covenant or obligation of Purchaser contained in this Agreement or in any other Acquisition Document;

(iii)         any fraud or intentional misrepresentation or intentional breach of this Agreement by Purchaser;

(iv)         whether or not the event, circumstance or fact giving rise to the Losses also constitutes a breach of any of the representations or warranties or covenants of Purchaser, any and all Assumed Liabilities (other than to the extent any Purchaser Indemnitee has an indemnity claim with respect to such Assumed Liabilities); and

(v)          (a) any Taxes relating to the Business or the Transferred Assets for or applicable to any period following the Closing Date, and (b) Purchaser’s share of any Transfer Tax as set forth in Section 5.07.

(c)           For purpose of this Article VII only, any representation or warranty given or made that is qualified in scope as to Knowledge or materiality (including Material Adverse Effect) shall be deemed to have been given or made (i) with such qualification, for the purposes of determining whether a breach of any such representation or warranty has occurred, and (ii) without any such qualification, for the purposes of determining the amount of Losses based upon, attributable to or resulting from any such breach of representation or warranty.  No Party shall have any right of contribution from the other Party or any of its Affiliates with respect to any Losses claimed by a Purchaser Indemnitee.

(d)           Notwithstanding anything herein to the contrary:

(i)           Neither Seller and Owner, on the one hand, nor Purchaser, on the other hand, shall have any obligation to indemnify any Purchaser Indemnitees or any Seller Indemnitees, respectively, pursuant to Section 7.02(a)(i) or Section 7.02(b)(i), respectively, unless and until the aggregate of all Losses suffered or incurred by such Purchaser Indemnitees or any Seller Indemnitees, as applicable, which would otherwise be subject to indemnification hereunder with respect to such Section exceeds Twenty Five Thousand Dollars ($25,000) (the “Basket”), at which time such Purchaser Indemnitees or any Seller Indemnitees, as applicable, shall be entitled to be indemnified against all such Losses (including the amount of Losses constituting the Basket).

(ii)          Subject to this Section 7.02(d), Seller and Owner shall have no obligation to indemnify Purchaser Indemnitees pursuant to Section 7.02(a)(i) for aggregate Losses exceeding One Million Five Thousand Dollars ($1,500,000), except to the extent such Losses result from any misrepresentation, inaccuracy in or breach of any representation or warranty made by Seller or Owner pursuant to Sections 3.01, 3.02, 3.03, 3.06, 3.10 or 3.11, , in which case Seller and Owner shall have no obligation to indemnify Purchaser Indemnitees pursuant to Section 7.02(a)(i) for aggregate Losses exceeding Four Million Dollars ($4,000,000).

(iii)         Subject to this Section 7.02(d), Purchaser shall have no obligation to indemnify Seller Indemnitees pursuant to Section 7.02(b)(i) for aggregate Losses exceeding One Million Five Thousand Dollars ($1,500,000), except to the extent such Losses result from any misrepresentation, inaccuracy in or breach of any representation or warranty made by Purchaser pursuant to Sections 4.01 or 4.02, in which case Purchaser shall have no obligation to indemnify Seller Indemnitees pursuant to Section 7.02(b)(i) for aggregate Losses exceeding Four Million Dollars ($4,000,000).

(iv)         The parties agree that indemnification under this Article VII is the exclusive remedy for money damages (whether based on contract, tort or otherwise) arising in connection with claims with respect to this Agreement, except in the case of fraud or intentional misrepresentation or intentional breach of the Agreement.

(v)          Neither Seller and Owner, on one hand, nor Purchaser, on the other hand, shall be entitled to indemnification hereunder for incidental, indirect or consequential damages, including damages for lost profits. A party entitled to indemnity under this article shall use its commercially reasonable efforts to mitigate any Losses for which it may be entitled to indemnification hereunder.

7.03              Manner of Indemnification.

(a)           Each indemnification claim shall be made only in accordance with this Article VII.

(b)           If a Purchaser Indemnitee or a Seller Indemnitee seeking an indemnification under this Article VII ("Indemnified Party") wishes to make a claim for Losses under this Article VII, the Indemnified Party shall deliver a written notice (a "Notice of Claim") to the Seller or the Purchaser, as the case may be (“Indemnifying Party”), as promptly as reasonably practicable after becoming aware of the facts giving rise to such claim.  The Notice of Claim shall state in reasonable detail (i) to the extent reasonably practicable, the estimated Losses incurred, accrued or suffered (which amount may be the amount of Losses claimed by a third party and shall not limit the Losses to be indemnified), and (ii) the facts, circumstances or events giving rise to the alleged Losses based on the Indemnified Party's good faith belief thereof, including the identity and address of a third party claimant, if any (to the extent reasonably available to the Indemnified Party) and copies of any formal demand or complaint, if any.  No delay or failure on the part of the Indemnified Party to so notify the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent the Indemnifying Party is materially prejudiced by such failure.

7.04              Procedures for Indemnification – Third Party Actions. If an Indemnified Party becomes aware of a claim of a third party (including for all purposes of this Section 7.04, any Governmental Authority) (a "Third Party Action") that will result in a claim by it under Article VII, the Indemnified Party shall notify the Indemnifying Party of such claim as promptly as reasonably practicable by delivery of a Notice of Claim in the form required by Section 7.03(b).  No delay or failure on the part of the Indemnified Party to so notify the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall have the right to conduct the defense of such claim; provided that the Indemnified Party and its counsel (at its sole expense) may participate in (but not control) the conduct of the defense of such Third Party Action.  No Indemnifying Party shall settle a claim related to a Third Party Action without the Indemnified Party’s consent unless the proposed settlement (A) involves only the payment of money damages against which the Indemnified Party is fully indemnified by the Indemnifying Party, (B) does not impose an injunction or other equitable relief upon the Indemnified Party, including any restrictions on the Indemnified Party's ability to operate or compete, (C) does not involve a finding or admission of any violation of Applicable Law or other wrongdoing by the Indemnified Party, and (D) the settlement provides a complete release and discharge of the Indemnified Party. Such consent shall not be unreasonably withheld nor delayed.

7.05              Procedure for Indemnification – Other Claims.  Following receipt by an Indemnifying Party of a Notice of Claim that does not relate to a Third Party Action, the Parties' legal and business representatives shall promptly meet to agree on the rights of the respective Parties with respect to each of such claims and attempt, in good faith, to resolve such Claims within 30 Business Days.  If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both Parties and the amounts agreed upon shall be promptly paid.

7.06              Tax Classification of Indemnification Payments.  Except as otherwise required pursuant to Applicable Law, any indemnification payments made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for all Tax purposes, except to the extent any such amount is properly treated as an adjustment to imputed interest.  Any indemnification payment treated as an adjustment to the Purchase Price shall be reflected as an adjustment to the consideration allocated to a specific asset, if any, giving rise to the adjustment and if any such adjustment does not relate to a specific asset, such adjustment shall be allocated among the Transferred Assets in accordance with the allocation agreed to under Section 2.05.

7.07              Investigation.  The right to indemnification or any other remedy based on representations, warranties, covenants and agreements of Seller or Owner in this Agreement, or any document, certificate or other instrument required to be delivered by Seller or Owner under this Agreement shall not be affected by any investigation conducted by any Purchaser Indemnitee of any other Person at any time, or any knowledge acquired (or capable of being acquired) by any Purchaser Indemnitee or any other Person at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

ARTICLE VIII

TERMINATION

8.01              Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written agreement of the Parties;

(b)           by either Purchaser or Seller upon written notice given to the other Party if the Closing shall not have taken place on or before the close of business on January 1, 2013 (or such later date as the Parties have agreed to in writing) (the "Termination Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any Party whose failure to fulfill any of its obligations contained in this Agreement has been a material cause of the failure of the Closing to have occurred on or prior to the Termination Date;

(c)           by Purchaser, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties on the part of Seller set forth in this Agreement, which breach (i) would give rise to the failure of the conditions set forth in Section 6.01 hereof, (ii) cannot be or has not been cured within thirty (30) days following the receipt by Seller of notice of such breach from Purchaser and (iii) has not been waived by Purchaser;

(d)           by Seller or Owner, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties on the part of Purchaser set forth in this Agreement, which breach (i) would give rise to the failure of the conditions set forth in Section 6.02 hereof, (ii) cannot be or has not been cured within thirty (30) days following the receipt by Purchaser of notice of such breach from Seller and (iii) has not been waived by Seller and Owner;

(e)           by either Party, if any Applicable Law shall be enacted or become applicable that makes the transactions contemplated hereby or by the other Acquisition Documents or the consummation of the transactions contemplated hereby or thereby illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining either Party hereto from consummating the transactions contemplated hereby or thereby is entered, and such judgment, injunction, order or decree shall become final and non-appealable; or

(f)           by Purchaser, if a Material Adverse Effect shall have occurred, or Purchaser first becomes aware of a Material Adverse Effect, after the date hereof.

The Party desiring to terminate this Agreement pursuant to clauses (b) through (f) shall deliver to the other Party a written notice stating that such Party is terminating this Agreement and setting forth a brief description of the basis on which such Party is terminating this Agreement.

8.02              Effect of Termination.  Other than as set forth below, if this Agreement is terminated pursuant to Section 8.01, such termination shall be without liability and all obligations of the Parties hereunder (except for this Section 8.02, Sections 5.03 (Confidentiality), 5.06 (Public Announcements) and Article IX) shall terminate without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Parties, except that any Party which willfully or intentionally breached any covenant contained in this Agreement prior to the termination of this Agreement shall remain responsible from and after such termination for any damages caused to the other Party due to such willful or intentional breach.

ARTICLE IX

MISCELLANEOUS

9.01              Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied, sent by overnight courier, or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto:

if to Seller, to:

Sm2 Sports Media Solutions, LLC

236 Stanwich Road
Greenwich, CT 06830 Attention: Susanna Mandel-Mantello
Telephone: ______________
Fax: ______________

if to Owner, to:

Susanna Mandel-Mantello
236 Stanwich Road
Greenwich, CT 06830
Telephone: 203-661-7804
Fax: 203-661-7804

With a copy (which shall not constitute notice) to:

Roth Doner Jackson, PLC
8200 Greensboro Drive, Suite 820
McLean, VA  22102
Attention:  Joseph F. Jackson, Esq.
Email:  jjackson@rothdonerjackson.com
Telephone:  703-485-3535
Fax:  703-485-3525

if to Purchaser, to:

RRsat America – Global Communications Network Inc.
RR#1
Hawley, PA 18428
USA
Tel: 1-570-226-1223
Fax: 1-570-226-1200
Email: avi.cohen@rrsat.com
Attention: Mr. Avi Cohen

with a copy (which shall not constitute notice) to:

RRsat Global Communications Network Ltd.
Hanegev Street
Airport City 70100
Israel
Tel: 972-3-9280808
Fax: 972-3-9280809
Email: avi.cohen@rrsat.com
Attention: Mr. Avi Cohen

and

Naschitz, Brandes & Co.
5 Tuval Street
Tel-Aviv 67897
Israel
Attention: Tuvia J. Geffen, Adv.
Telephone: +(972) 3-623-5000
Fax: +(972) 3-623-5005
Email: tgeffen@nblaw.com

All such notices, requests and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery; (b) in the case of a facsimile transmission, when the party receiving such copy during normal business hours shall have confirmed receipt of the communication (and if received at other times, then at the start of the next Business Day); (c) in the case of overnight courier service, on the next Business Day; (d) in the case of registered or certified mail, on the earlier of receipt or three (3) Business Days after the registration or certification thereof.

9.02              Amendments; Waivers.

(a)           Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)           No waiver by a Party of any default, misrepresentation or breach of a warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of a warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.  No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.03              Expenses.  All costs and expenses incurred in connection with this Agreement and the other Acquisition Documents and carrying out the transactions contemplated hereby and thereby shall be paid by the Party incurring such cost or expense.

9.04              Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, personal representatives and permitted assigns.  No Party may transfer or assign either this Agreement or any of its rights, interests or obligations hereunder, without the prior written approval of the other Party; provided, however, that Purchaser may assign any or all of its rights and interests hereunder and under the other Acquisition Documents to (i) one or more of its Affiliates or any successor of Purchaser or its Affiliates by merger, by purchase of all or substantially all of the asset or stock of Purchaser at any time and (ii) after the Closing Date, to any Person.  No such transfer or assignment shall relieve the transferring or assigning Party of its obligations hereunder.

9.05              No Third Party Beneficiaries.  Except as expressly provided in Article VII (with respect to indemnification of Persons who are not a party hereto), this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights hereunder.

9.06              Governing Law.  This Agreement shall be construed in accordance with, and this Agreement and any disputes or controversies arising hereunder shall be governed by, the internal laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof that would apply the laws of any other jurisdiction.

9.07              Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be an original, with the same effect as if the signatures were upon the same instrument and delivered in person.  This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all the other Parties.

9.08              Entire Agreement.  This Agreement (including the Exhibits), the Disclosure Letter, the other Acquisition Documents (including any schedules and exhibits thereto) and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and negotiations, both written and oral, between and among the Parties with respect to the subject matter of this Agreement.  No representation, warranty, promise, inducement or statement of intention has been made by either Party that is not embodied in this Agreement or such other documents, and neither Party shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

9.09              Captions.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  All references to an Article, Section or Exhibit are references to an Article, Section or Exhibit of this Agreement, unless otherwise specified, and include all subparts thereof.

9.10              Severability.  If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

9.11              Submission to Jurisdiction.  Each of the parties hereto consents to the jurisdiction of any state or federal court located within the State of Delaware, and irrevocably agrees that all actions or proceedings relating to this Agreement or any agreement or instrument executed hereunder shall be litigated in such courts, and each of the parties waives any objection which it may have based on improper venue or forum non conveniens to the conduct of any such action or proceeding in any such court and waives personal service of any and all process upon it, and consents to all such service of process made in the manner set forth in Section 9.01.

9.12              WAIVER OF JURY TRIAL.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.13              Specific Performance.  Each Party hereby acknowledges and agrees that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part for the consummation of the transactions contemplated herein, may cause irreparable injury to the other Party, for which damages, even if available, may not be an adequate remedy.  Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Sm2 Sports Media Solutions, LLC

By: /s/ Susanna Mandel-Mantello
Name:  Susanna Mandel-Mantello
Title:    Manager
___________________________________
Susanna Mandel-Mantello

RRsat America – Global Communications Network Inc.

By: /s/ Avi Cohen
Name: Avi Cohen
Title:   CEO